Thunder Bridge Acquisition, Ltd.

9912 Georgetown Pike

Suite D203

Great Falls, Virginia 22066

June 20, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Foland

Re:	Thunder Bridge Acquisition, Ltd.

Registration Statement on Form S-4

Filed February 12, 2019, as amended

File No. 333-229616

Dear Mr. Foland:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Thunder Bridge Acquisition, Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on Friday, June 21, 2019, or as soon as practicable thereafter.

Very truly yours,

/s/ Gary A. Simanson
Gary A. Simanson
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP